Exhibit A

Top Image Systems Ltd. (the “Company”) hereby acknowledges to the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filings with the Commission that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TOP IMAGE SYSTEMS LTD. By: /s/ Arie Rand —————————————— Name: Arie Rand Title: Chief Financial Officer Date: August 3, 2007